CUSIP No. 92512J106	13D	Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ____)

VersaBank
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92512J106
(CUSIP Number)

Kevin J. Kooman Patriot Financial Partners IV, L.P. Four Radnor Corporate Center 100 Matsonford Road Suite 210 Radnor, Pennsylvania 19087 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild LLP 747 Constitution Drive Suite 100 Exton, PA 19341 (610) 458-6186

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 92512J106	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

CUSIP No. 92512J106	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

CUSIP No. 92512J106	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON CO

(1) This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

CUSIP No. 92512J106	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

CUSIP No. 92512J106	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

CUSIP No. 92512J106	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

CUSIP No. 92512J106	13D	Page 8 of 12 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, (“Common Stock”) of VersaBank (the “Issuer” or the “Company”).

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)-(c) The following are members of the Patriot Financial Group:

•	Patriot Financial Partners IV, L.P., a Delaware limited partnership (“Patriot Fund IV”);

•	Patriot Financial Partners GP IV, L.P., a Delaware limited partnership and general partner of Patriot Fund IV (“Patriot IV GP”);

•	Patriot Financial Partners GP IV, LLC, a Delaware limited liability company and general partner of Patriot IV GP (“Patriot IV LLC”);

•	W. Kirk Wycoff, James J. Lynch and James F. Deutsch, (i) each of whom serve as general partners of Patriot Fund IV and Patriot IV GP, are members of Patriot IV LLC, and are members of the investment committee of Patriot Fund IV.

Patriot Fund IV is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot IV GP is to serve as the general partner of and to manage Patriot Fund IV. The principal business of Patriot IV LLC is to serve as the general partner of and to manage Patriot IV GP.

The principal employment of Messrs. Wycoff, Lynch and Deutsch is investment management with Patriot Fund IV, Patriot IV GP, and Patriot IV LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners IV, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.

(d)      During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Patriot Fund IV used working capital for the purchase of shares of the Issuer (the “Purchased Shares”).

Item 4.	Purpose of Transaction

The Purchased Shares were acquired for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group IV has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 92512J106	13D	Page 9 of 12 Pages

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group IV may dispose of the Purchased Shares from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group IV may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group IV and/or investment considerations.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Entity	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Patriot Fund IV	1,403,945	5.12%	0	1,403,945	0	1,403,945
Patriot IV GP (1)	1,403,945	5.12%	0	1,403,945	0	1,403,945
Patriot IV LLC (1)	1,403,945	5.12%	0	1,403,945	0	1,403,945
W. Kirk Wycoff (1)	1,403,945	5.12%	0	1,403,945	0	1,403,945
James J. Lynch (1)	1,403,945	5.12%	0	1,403,945	0	1,403,945
James F. Deutsch (1)	1,403,945	5.12%	0	1,403,945	0	1,403,945

(1)       Each of Patriot Fund IV GP, Patriot IV LLC, Mr. Wycoff, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the Common Stock owned by Patriot Fund IV, except to the extent of its or his pecuniary interest therein.

(2)       This calculation is based on 27,441,082 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 40-F filed on January 28, 2022.

(c) No members of the Patriot Financial Group IV had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except as described in Item 6 below.

Acquisition Date	Shares Purchased
July 26, 2022	38,000
July 27, 2022	25,000
July 29, 2022	27,221
August 25, 2022	64,000

(d) Other than the Patriot Financial Group IV, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) N/A.

CUSIP No. 92512J106	13D	Page 10 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of August 30, 2022, by and among Patriot Financial Partners IV, L.P., Patriot Financial Partners GP IV, L.P., Patriot Financial Partners GP IV, LLC, W. Kirk Wycoff, James J. Lynch and James F. Deutsch.

CUSIP No. 92512J106	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 30, 2022

PATRIOT FINANCIAL PARTNERS IV, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners IV GP, LLC, the general partner of Patriot Financial Partners GP IV, L.P., the general partner of Patriot Financial Partners IV, L.P.

PATRIOT FINANCIAL PARTNERS GP IV, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP IV, LLC., the general partner of Patriot Financial Partners GP IV, L.P.

PATRIOT FINANCIAL PARTNERS GP IV, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/James J. Lynch
James J. Lynch, a member

By:	/s/James F. Deutsch
James F. Deutsch, a member

/s/W. Kirk Wycoff
W. Kirk Wycoff, individually

/s/James J. Lynch
James J. Lynch, individually

/s/James F. Deutsch
James F. Deutsch, individually

CUSIP No. 92512J106	13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: August 30, 2022

PATRIOT FINANCIAL PARTNERS IV, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners IV GP, LLC, the general partner of Patriot Financial Partners GP IV, L.P., the general partner of Patriot Financial Partners IV, L.P.

PATRIOT FINANCIAL PARTNERS GP IV, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP IV, LLC., the general partner of Patriot Financial Partners GP IV, L.P.

PATRIOT FINANCIAL PARTNERS GP IV, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/James J. Lynch
James J. Lynch, a member

By:	/s/James F. Deutsch
James F. Deutsch, a member

/s/W. Kirk Wycoff
W. Kirk Wycoff, individually

/s/James J. Lynch
James J. Lynch, individually

/s/James F. Deutsch
James F. Deutsch, individually